Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

MAG SILVER CORP. (the “Issuer”)

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2

Date of Material Change

23 August 2007

Item 3

News Release

The Issuer issued a news release at Vancouver, British Columbia on 23 August 2007 through Marketwire.

Item 4

Summary of Material Change

MAG SILVER STARTS DRILL PROGRAM AT CINCO DE MAYO

Vancouver, B.C…. MAG Silver Corp. (TSXV:MAG; AMEX:MVG) (“MAG”) announces that two drills have been mobilized to the Cinco de Mayo Property, a “Carbonate Replacement Deposit (CRD)” style target in Chihuahua State, Mexico.  Drilling will be targeted on newly discovered mineralization identified in the first pass program completed in January of this year.

Item 5.1

Full Description of Material Change

Please see the Issuer’s news release dated 23 August 2007 (NR#07-24) for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9

Date of Report

Dated 23 August 2007